Via Facsimile and U.S. Mail
Mail Stop 6010

September 22, 2006

Mr. Randall V. Becker
Chief Financial Officer
The Commerce Group, Inc.
211 Main Street
Webster, MA 01570

Re: **Form 10-K for the Fiscal Year Ended December 31, 2005**
       Filed March 15, 2006
       File No. 001-13672

Dear Mr. Becker:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Unpaid Losses and Loss Adjustment Expenses, page 37

1. We believe your disclosure in the Critical Accounting Estimates section of
   MD&A regarding the estimation of the reserve for loss and loss adjustment
   expenses could be improved to better explain the judgments and uncertainties

surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please describe the specific "generally accepted actuarial reserving methods" you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
   1. Specifically address any instances and lines of businesses for which one method would be more appropriate than another method.
   2. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
   1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
   2. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

c. We note that you provide a sensitivity analysis around the entire unpaid policy claims liability reserve balance. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

      d. Please disclose the following information related to your assumed CAR reserves:

        1. The nature and extent of the information received from the pool related to policies, claims, unearned premiums and loss reserves;

        2. How management uses the information received from the pool in its determination of its assumed loss reserves;

        3. What process management performs to determine the accuracy and completeness of the information received from the pool; and,

        4. The nature of uncertainties or other factors that may cause estimates of the CAR reserves to be more susceptible to changes than non-CAR reserves, and quantify their reasonably likely effects on the CAR reserves.

2. In your disclosure you state that you attempt to establish your reserve estimate as close as possible to the amount required for the ultimate future payments necessary to settle all losses. Your statement would appear to imply that you are either under or over-accruing the reserve estimate than what is ultimately needed to settle all losses. If you are attempting to disclose the fact that management attempts to record its best estimate of the ultimate losses necessary to settle all losses at each reporting date, which is a number that is not known until all losses are settled, please clarify that for us in disclosure-type format. If this is not the case, then please explain to us why you do not establish your reserve estimate at the amount required for the ultimate future payments necessary to settle all losses and also quantify the difference between what you record as your reserve estimate and the amount required for the ultimate future payments necessary to settle all losses.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant